ACP Strategic Opportunities Fund II, LLC SC TO

Exhibit 99.(B)

EXHIBIT (B)

Offer to Purchase

ACP STRATEGIC OPPORTUNITIES FUND II, LLC

OFFER TO PURCAHSE UNITS

DATED JANUARY 2, 2014

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M. EASTERN TIME,

FEBRUARY 1, 2014, UNLESS THE OFFER IS EXTENDED

To the Investors of ACP Strategic Opportunities Fund II, LLC:

ACP Strategic Opportunities Fund II, LLC, a closed-end, diversified, management investment company organized as a Delaware Limited Liability Company (the "Master Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") an amount of Units (as defined below), including fractions thereof, with an aggregate net asset value up to and including forty percent (40%) of the net assets of the ACP Strategic Opportunities Fund II, LLC; (the "Master Fund"). The offer is being made pursuant to tenders by Investors of the Fund ("Investors") at the purchase price. The purchase price ("Purchase Price") is an amount equal to the net asset value of the Units of the Fund as of the close of the regular trading session of the New York Stock Exchange on March 31, 2014 (the "Net Asset Value Determination Date"). You will be receiving with this Offer to Purchase, a Summary Term Sheet dated January 2, 2014 and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the "Offer to Purchase"). This Offer will expire on February 1, 2014 (the "Expiration Date"). As used in the Offer, the term "Share" or "Units" refers to the Units of beneficial interest in the Fund, and includes all or any portion of an Investor's Units, including fractions thereof, as the context requires. This Offer is being made to all Investors and is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability.

Investors tendering their Units should also note that they will remain Investors in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Net Asset Value Determination Date. Accordingly, the value of tendered Units will remain at risk until this Valuation date, because of its investment pursuant to the Fund's investment program.

Any tendering Investors who wish to obtain the estimated net asset value of their Units should contact Ascendant Capital Partners LP at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 5:00 p.m. (Eastern Time). Investors desiring to tender all or a portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax to the Fund's Administrator in the manner set forth in Section 4 below.

IMPORTANT

The Fund's Board of Directors (the "Board of Directors") unanimously approved the Purchase Offer. However, none of the Fund, the Adviser, or the Board of Directors makes any recommendation to any Investor as to whether to tender Units. Investors are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, consult their own financial and tax Advisers and make their own decision whether or not to tender Units for repurchase.

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This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to Ascendant Capital Partners LP.

Ascendant Capital Partners LP

150 N. Radnor Chester Rd. Suite C-220

Radnor, PA 19087

Attn: Tender Offer Administrator

Phone: (610) 688-4180

Fax: (610) 688-4710

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TABLE OF CONTENTS

ITEM I.	SUMMARY TERM SHEET

1.	Background and Purpose of the Offer

2.	Offer to Purchase and Price

3.	Amount of Tender

4.	Procedure for Tenders

5.	Withdrawal Rights

6.	Purchases and Payment

7.	Certain Conditions of the Offer

8.	Certain Information About the Fund

9.	Certain Federal Income Tax Consequences

10.	Miscellaneous

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ACP STRATEGIC OPPORTUNITIES FUND II, LLC

ITEM I: SUMMARY TERM SHEET

ACP Strategic Opportunities Fund II, LLC

Offer to Purchase as of March 31, 2014

Up to 40% of the ACP Strategic Opportunities Fund II, LLC's Issued and Outstanding Units of
Beneficial Interest at Net Asset Value

Summary Term Sheet

•	As stated in the offering documents of ACP Strategic Opportunities Fund II, LLC (herein after "we," "us," or the "Fund"), we will purchase your Units of beneficial interest ("Units") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Units (the "Offer to Purchase") will remain open until 11:59 p.m., Eastern Time, on February 1, 2014 unless the Offer is extended (the "Expiration Date").

•	The net asset value of the Units will be calculated for this purpose as of March 31, 2014 (the "Net Asset Value Determination Date"). The Fund reserves the right to adjust the Net Asset Value Determination Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund's audit for its fiscal year ending December 31, 2013, which the Fund expects to be completed by the end of February 2014 and the audited net asset value will be used to determine the final amount paid for tendered Units.

•	You may tender all or a portion of your Units defined as a specific dollar value or a portion of your Units above the required minimum capital account balance. If you tender all or a portion of your Units and we purchase those Units, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund's Operating Agreement (the "Operating Agreement")), determined as of the Net Asset Value Determination Date.

•	If you tender all of your Units, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the Operating Agreement) equal to 95% of the unaudited net asset value of your Units (the "Initial Payment") which will generally be paid to you up to one month after the Net Asset Value Determination.

•	The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered as of the Net Asset Value Determination Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit.

•	If you tender a portion of your Units, the Note will entitle you to a payment in cash/or marketable securities (valued in accordance with the Operating Agreement) equal to 100% of the unaudited net asset value of the Units which will generally be paid to you approximately one month after the Net Asset Value Determination Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, within approximately ten business days after we have received at least 95% of the aggregate amount withdrawn from such portfolio funds.

•	If you tender only a portion of your Units you will be required to maintain a capital account balance equal to $25,000, or such other amount as is determined by the Board of Directors. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

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•	If we accept the tender of all or a portion of your Units, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested the proceeds of the sale of and/or delivery of portfolio securities held by the Fund.

•	Following this summary is a formal notice of our offer to repurchase your Units. Our Offer to Purchase remains open to you until 11:59 p.m., Eastern Time, on February 1, 2014, the expected Expiration Date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units. You will also have the right to withdraw the tender of your Units at any time after February 1, 2014, assuming your Units have not yet been accepted for repurchase. Please see Letter of Withdrawal of Tender included.

•	If you would like us to purchase your Units, you should (i) mail the Letter of Transmittal, enclosed with the Offer, to Pinnacle Fund Administration at 15720 John J. Delaney Drive, Suite 206, Charlotte, NC Attention: Dan Uttaro, or fax a completed and executed Letter of Transmittal to Pinnacle Fund Administration, at (704) 752-8997 so that it is received before 11:59 p.m., Eastern Time, on February 1, 2014.

We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Offer to Purchase and the forms you will need to submit if you decide to tender your Units in the Offer.

This is only a summary overview of information relating to the Offer. Please read and carefully review the Offer to Purchase dated January 2, 2014 and related documents prior to making a decision regarding the Offer. You may also want to consult with your financial and tax Advisers when considering the Offer.

This Offer to Purchase expires at 12:00 midnight Eastern Time on the Expiration Date. The Offer is not conditioned on any minimum number of Units being tendered.

All tenders of Units for purchase must be received in proper form by the Funds' administrator, Pinnacle Fund Administration, LLC (the "Administrator"), by the Expiration Date.

What is the Offer to Purchase?

The Offer is an opportunity to redeem your Units at net asset value.

Is this Offer to Purchase the only way I can sell my Units?

No. You will be able to sell your Units in future repurchase offers, as described in your Fund's Confidential Private Placement Memorandum and the ACP Strategic Opportunities Fund II, LLC's Statement of Additional Information and Operating Agreement dated as of April 1, 2003 (the "Operating Agreement").

What action must I take if I decide not to submit my Units for repurchase in this Offer?

None.

What is the purchase price for Units in the Offer to Purchase and how is it calculated?

The Purchase Price is an amount equal to the net asset value of an Investor's Units properly tendered and accepted by the Fund as of the Net Asset Value Determination Date. The Fund anticipates that it will pay an Investor the Purchase Price for every Unit tendered and accepted, in cash. However, repurchases of Units or portions thereof from Investors by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. All Investors will receive equal treatment. The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Units for repurchase. Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Operating Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

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The initial calculation of the Fund's net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Fund's Confidential Private Placement Memorandum and the Fund's Statement of Additional Information and Operating Agreement. The Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Fund.

Investors can obtain the current net asset value per Unit during the period of the Offer to Purchase by calling (610) 688-4180, between the hours of 9:00 a.m. and 5:00 p.m. Eastern Standard Time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of an Investor's Units on a future date. The net asset value on the Expiration Date may be higher or lower than the net asset value per unit of beneficial interest on the Net Asset Value Determination Date.

How do I submit Units for purchase if I want to participate in this Offer?

You should review the Offer to Purchase before making your decision to submit Units for purchase. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal. These materials must be received by the Administrator, in proper form, by the Expiration Date.

Participating Investors should carefully ensure that all information required in order to participate in the Offer has been provided and is accurate. The Fund is under no obligation to notify Investors of any errors or incomplete information in their submission. Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why is the Fund making the Offer to Purchase?

The Fund is making the Offer to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash, nor are they traded on a stock exchange. Investors can offer all or a portion of their Units for repurchase only during the Fund's repurchase offers.

What should I consider in making a decision to participate in the Offer to Purchase?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Offer. You should also consider that the Fund intends to make future repurchase offers so there will most likely be additional opportunities besides this Offer.

Whether or not you participate in the Offer to Purchase, there is a risk that the net asset value of your Units may fluctuate following the Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Units by an Investor will not affect the record ownership of such Investor for purposes of voting or entitlement to any distributions payable by the Fund to the Investor unless and until such Units are repurchased. You should also note that although the Offer to Purchase expires on February 1, 2014, you remain an Investor in your Fund with respect to your tendered Units that are accepted for purchase through March 31, 2014, when the net asset value of your Units is calculated.

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If I decide not to participate in the Offer to Purchase, how will that affect the Units that I own?

The purchase of Units pursuant to the Offer to Purchase will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Units. Investors that retain their Units may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. If the Fund's aggregate assets are reduced, Investors that do not tender Units will bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Investors from time to time. In order to pay for Units and portions of Units purchased pursuant to this Offer to Purchase, the Fund may liquidate portfolio holdings earlier than Ascendant Capital Partners, LP (the "Adviser") would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Offer to Purchase?

You will not pay fees or commissions to the Fund in order to participate in the Offer. However, if your Units are held through a Financial Intermediary (as defined in the Summary Offer Terms), the Financial Intermediary may charge you a fee to participate in the Offer and sending it to the Administrator.

May I withdraw my Units after I have submitted them for purchase and, if so, by when?

Yes, you may withdraw your Units at any time prior to 11:59 p.m., Eastern Time on February 1, 2014. A notice of withdrawal of Units submitted in the Offer to Purchase must be timely received by the Administrator and the notice must specify the name of the Investor who submitted the Units in the Offer, the number of Units being withdrawn and the name of the registered owner, if different from the person who submitted the Units in the Offer. Withdrawn Units can again be submitted in the Offer by following the procedures of the Purchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Adviser may, in its sole discretion, permit an Investor to rescind such Investor's tender of Units. Please refer to the Form of Withdrawal of Tender.

Is there a limit on the number of Units I submit in the Offer to Purchase?

No. However, an Investor who tenders less than ninety percent (90%) of his or her Units for purchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date. If an Investor tenders an amount that would cause the Investor's account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the Investor so that the required minimum balance is maintained. Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment. This means that the Fund does not permit Investors to retain 10% or less of their investment after accepting the tender offer. Investors who tender at least ninety percent (90%), but less than all of their Units, will have all of their Units tendered. Therefore, these Investors will have their entire investment liquidated pursuant to the tender offer, and will no longer be Investors after the completion of the tender offer. Investors should consider this policy when deciding whether to tender their Units, or what amount of their Units to tender.

Please refer to Summary Offer Terms for more information.

Is my participation in the Offer to Purchase a taxable transaction for U.S. federal income tax purposes?

In general, an Investor who tenders all Units held, or Units considered to be held under certain attribution rules of the U.S. Internal Revenue Code of 1986, as amended, will be treated as having sold its Units and generally will realize a capital gain or loss. If an Investor tenders fewer than all of its Units, the Investor may be treated as having received a taxable dividend upon the tender of its Units. Investors should also consult their tax Adviser to discuss their individual circumstances.

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May the Offer to Purchase be extended?

The Expiration Date is at 11:59 p.m., Eastern Standard Time on February 1, 2014, unless extended. The Fund may extend the period of time the Offer is open with approval by the Board of Directors only. Investors will be notified of any such extension in writing at the Investor's address of record, no later than five (5) business days after the previously scheduled Expiration Date.

Is there any reason Units submitted in the Offer to Purchase would not be accepted?

The Fund has reserved the right to reject any and all requests to participate in the Offer it determines not to be in appropriate form. The Offer to Purchase is not conditioned upon submission of a minimum number of Units. The Fund will purchase tendered Units on a pro rata basis in the event that Investors tender more than forty percent (40%) of the Units of the Fund or the Fund cannot efficiently liquidate underlying positions in order to repurchase Units for cash.

How do I obtain additional information?

Questions and requests for assistance should be directed to the Adviser at (610) 688-4180. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Administrator. The Letter of Transmittal should be sent to the Administrator by FEBRUARY 1, 2014 at the following address:

Pinnacle Fund Administration, LLC

Attn: Dan Uttaro

15720 John J. Delaney Drive, Suite 206

Charlotte NC 28277

PH: 704-927-5402

FX: 704-752-8997

1.  BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this Offer is to provide liquidity to Investors who hold Units, as contemplated by and in accordance with the procedures set forth in the Fund's Prospectus dated February 1, 2002 (the "Prospectus"). The Prospectus, which was provided to each Investor in advance of subscribing for Units, provides that the Board of Directors has the discretion to determine whether the Fund will purchase Units from Investors from time to time pursuant to written tenders. The Prospectus also states that Ascendant Capital Partners LP, the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Directors that the Fund purchase Units from Investors up to four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board of Directors has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Investors in order to provide liquidity for Units as contemplated in the Prospectus.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Units. Investors that retain their Units may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Investors that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced to the extent that additional subscriptions for Units are made by new or existing Investors.

Units that are tendered to the Fund in connection with this Offer will be retired. The Fund may accept subscriptions for Units on the first day of each month, but is under no obligation to do so.

2.  OFFER TO PURCHASE AND PRICE. Subject to the conditions of the Offer, the Fund will purchase Units in an amount up to and including 40% of the net assets of the Fund (or approximately $17,746,568 million as of November 30, 2013) that are tendered by Investors and not withdrawn (in accordance with Section 5 below) prior to 11:59 p.m., Eastern Time, on the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Units tendered will be its net asset value as of the Net Asset Value Determination Date, payable as set forth in Section 6.

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As of the close of business on November 30, 2013, the net asset value of the Fund was $44,366,421 (including the Feeder Fund, the ACP Institutional Series Strategic Opportunities Fund). Investors may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting the Adviser at the telephone number (610) 688-4180, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Eastern Time).

3.  AMOUNT OF TENDER. Subject to the limitations set forth below, Investors may tender all or a portion of their Units defined as a specific dollar value or the portion of their Units above the required minimum capital account balance, as described below. An Investor that tenders for repurchase only a portion of its Units will be required to maintain a capital account balance equal to $25,000. If an Investor tenders an amount that would cause the Investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Investor so that the required minimum balance is maintained. The Offer is being made to all Investors and is not conditioned on any minimum amount of Units being tendered.

If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to approximately 40% of the net assets of the Fund (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If Investors tender for purchase more than forty percent (40%) of the outstanding Units of the Fund during the offering period, the Fund may (but is not obligated to) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date with approval by the Board of Directors. The Fund may increase the outstanding Units to be purchased or the Fund may decide not to do so. In either case, if the outstanding Units tendered for purchase exceeds more than forty percent (40%) of the outstanding Units of the Fund, the Fund will purchase only a pro rata portion of the Units tendered by each Investor. Additionally, the Fund will purchase tendered Units on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in the Master Fund in order to purchase tendered Units for cash.

4.  PROCEDURE FOR TENDERS. Investors wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Pinnacle Fund Administration, Attn: Dan Uttaro at 15720 John J. Delaney Drive, Suite 206, Charlotte, NC 28277, or fax a completed and executed Letter of Transmittal to Pinnacle Fund Administration, at (704) 752-8997. The completed and executed Letter of Transmittal must be received by Pinnacle Fund Administration, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on the Expiration Date.

Investors wishing to confirm receipt of a Letter of Transmittal may contact Pinnacle Fund Administration by calling (704) 752-8996. The method of delivery of any documents is at the election and complete risk of the Investor tendering Units including, but not limited to, the failure of Pinnacle Fund Administration to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form (e.g., if the tender documents are not properly executed) or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Units or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

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5.  WITHDRAWAL RIGHTS. Any Investor tendering Units pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after February 1, 2014, assuming such Investor's Units have not yet been accepted for purchase by the Fund. To be effective, the notice of withdrawal of a tender must be timely received by Pinnacle Fund Administration, Attn: Dan Uttaro at 15720 John J. Delaney Drive, Suite 206, Charlotte, NC 28277. A form to use to give notice of withdrawal of a tender is available by calling Pinnacle Fund Administration by calling (704) 752-8996. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date.

6.  PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering Investor of its election to purchase such Units. As stated in Section 2 above, the purchase price of Units tendered by any Investor will be the net asset value thereof as of the Net Asset Value Determination Date.

If an Investor tenders all of its Units, the Note will entitle the Investor to an initial payment in cash and/or marketable securities (valued in accordance with the Operating Agreement) equal to 95% of the unaudited net asset value of the Units tendered by the Investor that is accepted for purchase by the Fund (the "Initial Payment"). Payment of this amount will be made up to one month after the Net Asset Value Determination Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Units, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Investor to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Units tendered and accepted for purchase by the Fund as of the Net Asset Determination Date, determined based on the audited financial statements of the Fund for its fiscal year ending December 31, 2013, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Investor in the manner set forth below within ten calendar days after the acceptance of the Investor's Units. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund's financial statements will be completed within 60 days after December 31, 2013.

If an Investor tenders a portion of its Units, the Note will entitle the Investor to a payment in cash and/or marketable securities (valued in accordance with the Operating Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Investor that is accepted for purchase by the Fund (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). Payment pursuant to the Note will be made to the Investor approximately one month after the Net Asset Determination Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors of the Fund.

The Note pursuant to which a tendering Investor will receive payment (the "Cash Payment") will be mailed directly to the tendering Investor. Any Cash Payment due pursuant to the Note will be made by wire transfer or check directly to the tendering Investor to an account previously designated by the Investor.

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The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed 40% of the net assets of the Fund (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; or (b) the proceeds of the sale of securities and portfolio assets held by the Fund.

7.  CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of such extension. The purchase price of Units tendered by any Investor will be the net asset value thereof as of the Net Asset Value Determination Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, and as may be required by the federal securities laws, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war (the current conflicts in the Middle East do not satisfy this condition), significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Investors if Units tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.  CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company. It is organized as a Delaware Limited Liability Company. The principal office of the Fund is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, and the telephone number is (610) 688-4180. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Operating Agreement.

To the Fund's knowledge, no executive officer, manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any other executive officer, manager or other affiliate of the Fund pursuant to the Offer.

There have been no transactions involving Units that were affected during the past 60 days by the Fund, the Adviser, any manager or any person controlling the Fund or the Adviser or any manager.

9.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the Federal income tax consequences of the purchase of Units by the Fund from Investors pursuant to the Purchase Offer. Investors should consult their own tax Advisers for a complete description of the tax consequences of a purchase of their Units by the Fund pursuant to the Purchase Offer.

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In general, an Investor from whom Units are purchased by the Fund will be treated as receiving a distribution from such Fund. Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Units. An Investor's basis in such Investor's remaining Units, if any, will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Net Asset Value Determination Date. Money distributed to an Investor in excess of the adjusted tax basis of such Investor's Units is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from such Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Units. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Investors whose entire Units are purchased by the Fund. Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain Units in the Fund.

Under Treasury regulations, if an Investor recognizes a loss with respect to Units of $2 million or more for an individual Investor or $10 million or more for a corporate Investor, the Investor will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Investors should consult their tax Advisers to determine the applicability of these regulations in light of their individual circumstances.

10.  MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

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